Eric K. Ferraro
Direct dial: 415-352-2726
Fax: 415-352-2701
eric.ferraro@bullivant.com

July 22, 2008

Via EDGAR

Melissa Feider
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C.  20549

Re:           Adex Media, Inc.
Form 8-K filed May 16, 2008
SEC File No. 333-143644

Dear Ms. Feider:

Adex Media, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 21, 2008, relating to the Company’s Form 8-K filed May 16, 2008 (the “8-K”).  In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

1.
Revise your disclosure regarding disagreements with your former auditors for the period from the Company’s inception through the subsequent interim period (i.e., May 14, 2008 rather than March 31, 2008) pursuant to Item 304(a)(1)(iv) of Regulations S-K.

We advise the Staff that we have revised the disclosure regarding disagreements with our former auditors in accordance with the comment.  The revised disclosure is contained in the Form 8-K/A we are filing today (the “8-K/A”).

We also advise the Staff that the Company wishes to further revise the 8-K in an effort to clarify certain statements and figures and more fully explain the merger transaction that is the subject of the 8-K.  These further revisions are also contained in the 8-K/A.  For the convenience of the Staff, we have enclosed a clean copy of the 8-K/A, as filed, and a copy which we have marked to show the substantive changes between the 8-K/A and the original 8-K.

* * * * *

The Company acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (415) 352-2726.  Thank you for your assistance.

Sincerely,

/s/ Eric K. Ferraro
Eric K. Ferraro

cc:           Ben Zadik, CFO